Municipal Funds' Merger

On June 22, 2012, the Board approved an Agreement and Plans of Reorganization (the "Reorganization") which provided for the transfer of all the assets of the Wilmington Pennsylvania Municipal Bond Fund and the Wilmington Virginia Municipal Bond Fund, each a series of the Trust, (the "Acquired Funds") for shares of the Municipal Bond Fund (the "Acquiring Fund"). Shareholders approved the Plans at a meeting held on November 15, 2012 and the reorganization closed on December 3, 2012 based on net asset values determined as of the close of business on November 30, 2012. The acquisitions were accomplished through tax-free exchanges of assets and shares.

The purpose of this transaction was to combine the three Funds with the same Investment Manager and with substantially similar investment objectives, policies, and restrictions. Due to the small size of the Acquired Funds, and the comparatively better prospects for asset growth of the Acquiring Fund, it was believed that the shareholders' best interests would be served by reorganizing the Acquired Funds into the Acquiring Fund.

For financial reporting purposes, the Municipal Bond Fund was deemed to be the accounting survivor.